

October 17, 2012

Via E-mail
Joseph E. (Jeff) Consolino
President and Chief Financial Officer
Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

> **Re: Validus Holdings, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-33606**

Dear Mr. Consolino:

We have reviewed your October 15, 2012 response to our October 5, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reserve for Losses and Loss Expenses, page 62

1. Please refer to your response to comment 1. Please revise your proposed disclosure in the first sentence to list all of the 2010 notable loss events rather than only those that had an initial ultimate loss estimate above $15 million.

2. Please refer to your response to comment 2. Please address the following related to your proposed disclosures to be included in future periodic reports:

   - Regarding the second bullet, we note that the beginning of your proposed revised disclosure is the same as the wording from page 62 of the 2011 10-K and does not include the revisions you provided in comment 1 of your response dated September

11, 2012. Please confirm that the disclosure to be included in future filings will include the revisions you provided in the September 11, 2012 response.

- Regarding the third bullet, since you have agreed that RDE should not have been allocated to Cyclone Yasi, please tell us how you will correct this error in the financial statements and in the disclosures surrounding the RDE including the RDE roll forward. As it appears correction will not be made by restatement based on your analysis of materiality, restatement may be necessary if the effect of the correction to a future period is material.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant